Noteholders Report
                        Crusade Global Trust No.1 of 2001
                      Coupon Period Ending 22 January 2002

USD Notes

                 FV Outstanding      Bond Factor     Coupon Rate      Coupon Payments   Principal Payments   Charge Offs
                      (USD)                                                 (USD)             (USD)            (USD)
Class A1 Notes              0.00        0.000000%       3.74000%          20,191.68        3,333,793.70        0.00
Class A2 Notes    571,406,343.14       90.255306%       3.95000%       4,174,239.33       61,693,656.86        0.00


                  FV Outstanding      Bond Factor     Coupon Rate      Coupon Payments  Principal Payments   Charge Offs
                       (AUD)                                                (AUD)             (AUD)            (AUD)
Class A3 Notes    200,000,000.00      100.000000%       4.75500%        2,397,041.10           0.00            0.00
Class B Notes      33,600,000.00      100.000000%     Not Disclosed     Not Disclosed          0.00            0.00
Class C Notes       4,500,000.00      100.000000%     Not Disclosed     Not Disclosed          0.00            0.00

                                                           30Dec01
Pool Summary                                                 AUD
------------
Outstanding Balance - Variable Rate Housing Loans      1,127,937,130
Outstanding Balance - Fixed Rate Loans                   195,655,088
Number of Loans                                               13,728
Weighted Average Current LVR                                  60.03%
Average Loan Size                                             96,416
Weighted Average Seasoning                                38.75 mths
Weighted Average Term to Maturity                           254 mths

Principal Collections                                         AUD
---------------------
Scheduled Principal Payments                           12,040,679.62
Unscheduled Principal Payments                        119,440,961.03
Redraws                                                10,052,448.50

Principal Collections                                 121,429,192.15

Total Available Principal                                     AUD
-------------------------
Principal Collections                                 121,429,192.15
Principal Charge Offs                                           0.00
Pay Back of Principal Draw                              2,432,618.43
Total Available Principal                             123,861,810.58

Outstanding Principal Draws From Previous Period       (3,091,103.40)

Principal Distributed                                 123,861,810.58
Principal Retained                                              0.00

Total Available Funds                                         AUD
---------------------
Available Income                                       24,391,517.16
Principal Draw                                                  0.00
Liquidity Draw                                                  0.00

Total Available Funds                                  24,391,517.16

Redraw & Liquidity Facilities                                 AUD
-----------------------------
Redraw Shortfall                                                0.00
Redraw Carryover Charge Offs                                    0.00

CPR
---
                                          Oct-01          Nov-01          Dec-01
                                          ------          ------          ------
                     1 mth CPR            27.89%          26.73%          26.82%

Arrears
-------
                        % of pool
                       (by number)
                       -----------
31 - 59 days              0.41%
60 - 89 days              0.17%
90+ days                  0.07%
Defaults                  1.00%
Losses                     Nil


                                    Exh-99.1